UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of January 2019

Commission File Number 001-37626

Mesoblast Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Australia
(Jurisdiction of incorporation or organization)

Silviu Itescu

Chief Executive Officer and Executive Director

Level 38

55 Collins Street

Melbourne 3000

Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

INFORMATION CONTAINED ON THIS REPORT ON FORM 6-K

On January 7, 2019, Mesoblast Limited filed with the Australian Securities Exchange a new issue announcement, application for quotation of additional securities and agreement (Appendix 3B), which is attached hereto as Exhibit 99.1, and is incorporated herein by reference.

On January 7, 2019, Mesoblast Limited filed with the Australian Securities Exchange a new release announcement, which is attached hereto as Exhibit 99.2, and is incorporated herein by reference.

On January 8, 2019, Mesoblast Limited submitted Change in Director’s Interest Notice forms (Appendix 3Y) to the Australian Securities Exchange, copies of which are attached to this report as Exhibit 99.3, and are incorporated herein by reference.

On January 8, 2019, Mesoblast Limited filed with the Australian Securities Exchange a new release announcement, which is attached hereto as Exhibit 99.4, and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Mesoblast Limited
/s/ Charlie Harrison

Charlie Harrison
Company Secretary

Dated: January 11, 2019

INDEX TO EXHIBITS

Item

99.1	Appendix 3B of Mesoblast Ltd, dated January 7, 2019.
99.2	Press Release of Mesoblast Ltd, dated January 7, 2019.
99.3	Appendix 3Y of Mesoblast Ltd, dated January 8, 2019.
99.4	Press Release of Mesoblast Ltd, dated January 8, 2019.